Buenos Aires, July 31st, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Report on Repurchase of Corporte Bonds.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform that, during June 2020, the Company acquired (i) US$25,629,000 of face value of its own Corporte Bonds (“CBs”) maturing in 2023 (“2023 CBs”) at an average clean price of US$85.266 per face value of US$100; and (ii) US$1,649,000 of face value of its own CBs maturing in 2027 (“2027 CBs”) at an average clean price of US$82.00 per face value of US$100.

As of today, according to what was published on August 30th and September 30th, 2019 and March 31st, April 30th, June 1st 2020, June 30th and in this relevant event, the Company acquired a total of: (i) US$103,449,000 of face value of its 2023 CBs at an average clean price of US$74.75 per face value of US$100; (ii) US$105,711,000 of face value of its 2027 CBs at an average clean price of US$71.00 per face value of US$100; and (iii) US$7,475,000 of 2029 CBs at an average clean price of US$78.23 per face value of US$100. The total amount invested in repurchase of CBs adds up to US$158,231,486, without considering accrued interests.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations